2 N. Riverside Plaza Suite 400 Chicago, IL 60606 EquityApartments.com

June 5, 2024

VIA EDGAR

Mr. Peter McPhun

Mr. Mark Rakip

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Equity Residential

ERP Operating Limited Partnership

Form 10-K for the fiscal year ended December 31, 2023

Filed February 15, 2024

File No. 001-12252

File No. 000-24920

Mr. McPhun and Mr. Rakip,

On behalf of Equity Residential and ERP Operating Limited Partnership (collectively, the “Company”), this letter responds to the comment set forth in your letter dated May 29, 2024. For your convenience, we have repeated the comment provided in your letter:

Form 10-K for fiscal year ended December 31, 2023

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

17. Reportable Segments, page F-56

1.
We note you do not appear to provide a reconciliation for your segment measure of profit or loss of Net operating income. In future periodic filings, including your subsequent interim Form 10-Q filings, please provide a reconciliation to reconcile your segment measure to Net (loss) income before income tax. Refer to ASC 280-10-50-30b.

The Company acknowledges the Staff’s comment and in response will revise its disclosure in future periodic filings accordingly, beginning with the Form 10-Q for the quarter ended June 30, 2024.

2 N. Riverside Plaza Suite 400 Chicago, IL 60606 EquityApartments.com

Mr. Peter McPhun

Mr. Mark Rakip

June 5, 2024

Please feel free to contact me at (312) 928-1239 should you require any additional information or have any questions.

Sincerely,

Equity Residential

ERP Operating Limited Partnership

By Equity Residential, its General Partner

/s/ Robert A. Garechana

Robert. A. Garechana

Executive Vice President and

Chief Financial Officer

cc:	Nathan Brames, Ernst & Young LLP